UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406209

(CUSIP Number)

Peixin Xu

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

+86(10)8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment Investment Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 23,566,667
	8	Shared voting power
	9	Sole dispositive voting power 23,566,667
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 23,566,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 25.60%(1)
14	Type of reporting person* CO

(1)	Applicable percentage of ownership is based on 92,059,404 shares of Class A Common Stock outstanding as of April 15, 2020 together with all applicable options, warrants and other securities convertible into shares of our Class A Common Stock for such stockholder, as reported by the Issuer in a current report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2020. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of Class A Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after April 15, 2020 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares of Class A Common Stock shown.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shangtai Asset Management LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,266,367
	8	Shared voting power
	9	Sole dispositive voting power 7,266,367
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 7,266,367
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 7.89%(1)
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment and Media Group
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF; WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 24,966,667(2)
	8	Shared voting power
	9	Sole dispositive voting power 24,966,667(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 24,966,667(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 26.71%(1)
14	Type of reporting person* CO

(2)	Consists of (i) 23,566,667 shares of Class A Common Stock of the Company held by Bison Entertainment Investment Limited, a wholly owned subsidiary of Bison Entertainment and Media Group, which is wholly owned by Bison Capital Holding Company Limited; and (ii) currently-exercisable warrants, held by Bison Entertainment and Media Group to acquire up to 1,400,000 shares of Class A Common Stock, subject to certain anti-dilution adjustment.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huatai Investment LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,793,546
	8	Shared voting power
	9	Sole dispositive voting power 4,793,546
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 4,793,546
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 5.21%(1)
14	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Holding Company Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 24,966,667(2)
	8	Shared voting power
	9	Sole dispositive voting power 24,966,667(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 24,966,667(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 26.71%(1)
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MingTai Investment LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,005,772 (3)
	8	Shared voting power
	9	Sole dispositive voting power 9,005,772(3)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 9,005,772(3)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 9.44%(1)
14	Type of reporting person* PN

(3)	Including (1) 3,333,333 shares of Class A Common Stock underlying a note (as amended) issued to MingTai Investment LP, in the principal amount of $5,000,000 dated October 9, 2018, convertible at $1.50 per share with a maturity date of October 9, 2020, and (2) 5,672,439 shares of Class A Common Stock acquired pursuant to a stock purchase agreement (the “April Stock Purchase Agreement”) among the Issuer and certain investors dated April 10, 2020

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Global Investment SPC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,890,781(4)
	8	Shared voting power
	9	Sole dispositive voting power 14,890,781(4)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 14,890,781(4)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 15.08%(1)
14	Type of reporting person* PN

(4)	Including (1) 6,666,667 shares of Class A Common Stock underlying a note (as amended) issued to Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1, in the principal amount of $10,000,000 dated July 12 2019, convertible at $1.50 per share and due on March 4, 2021 and (2) 8,224,114 shares of Class A Common Stock acquired by Global Investment SPC-Bison Global No. 1 pursuant to the April Stock Purchase Agreement

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fengyun Jiang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 24,966,667(2) (5)
	9	Sole dispositive voting power
	10	Shared dispositive power 24,966,667(2)(5)

11	Aggregate amount beneficially owned by each reporting person 24,966,667(2)(5)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 26.71%(1)
14	Type of reporting person* IN

(5)	Ms. Fengyun Jiang is the 100% shareholder of Bison Capital Holding Company Limited and spouse of Mr. Peixin Xu.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peixin Xu
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization P.R. China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 74,712(6)
	8	Shared voting power 64,821,748 (7)
	9	Sole dispositive voting power 74,712(6)
	10	Shared dispositive power 64,821,748(7)

11	Aggregate amount beneficially owned by each reporting person 64,896,460(6)(7)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 62.73%(1)
14	Type of reporting person* IN

(6)	Representing shares issued as part of the annual retainer for board service by Mr. Peixin Xu .
(7)

Including (i) 23,566,667 shares of Class A common stock owned by Bison Entertainment Investment Limited (“BEIL”), (ii) 1,400,000 shares of Class A common stock subject to issuance upon exercise of currently exercisable warrants owned by Bison Entertainment and Media Group (“BEMG”); (iii) 8,224,114 shares, and 6,666,667 shares of Class A common stock subject to issuance upon conversion of a currently convertible note, held by Bison Global; (iv) 5,672,439 shares, and 3,333,333 shares of Class A common stock subject to issuance upon conversion of a currently convertible note, held by MingTai; (v) 4,793,546 shares of Class A common stock held by Huatai, (vi) 7,266,367 shares of Class A common stock held by Shangtai, and (vii) 3,898,615 shares of Class A common stock held by Antai Investment LP, a Cayman Islands registered limited partnership, and the manager of its general partner is controlled by Mr. Peixin Xu, who acquired the shares pursuant to the April Stock Purchase Agreement.

SCHEDULE 13D

CUSIP No. 172406209

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Cinedigm Corp. (the “Company” or the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2017, amended on January 5, 2018 and April 23, 2020 (collectively, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

(a) The second paragraph of Item 2(a) of the Schedule 13D is amended and restated in its entirety to read as follows:

(b)

Bison Entertainment Investment Limited (“BEI”) is a wholly-owned subsidiary of Bison Entertainment and Media Group (“BEMG”), which is wholly owned by Bison Capital Holding Company Limited (“Bison Capital”). Ms. Jiang is the shareholder of 100% ownership of Bison Capital and also spouse of Mr. Xu and therefore beneficially holds the Issuer’s outstanding common stock through Bison Capital’s ownership of BEIL. Mr. Xu, being Ms. Jiang’s husband indirectly beneficially holds the Issuer’s outstanding common stock as set forth in this Schedule 13D.

MingTai Investment LP(“MingTai”) is a limited partnership incorporated under the Cayman Islands law. It is indirectly managed by a subsidiary of Bison Finance Group Limited (“BFGL”), which is a Hong Kong listed company and controlled by Mr. Peixin Xu.

Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1 (“Bison Global”) is a segregated portfolio company incorporated under the Cayman Islands law. BFGL’s subsidiary acts as manager of Bison Global.

Shangtai Asset Management LP (“Shangtai”) is a limited partnership incorporated under the Cayman Islands law. It is indirectly managed by a subsidiary of BFGL.

Huatai Investment LP (“Huatai”) is a limited partnership incorporated under the Cayman Islands law. It is indirectly managed by a subsidiary of BFGL.

(b) The address of the principal business and principal office of each of BEI and BEMG is Unit 1501-2 15F Sino Plaza, 255 Gloucester Road, Causeway Bay, Hong Kong. The address of the principal business and principal office of Bison Capital is 609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016. The residential address of Mr. Xu and Ms. Jiang is Flat 302, Unit 2, Building 11, Qinshuiyuan, Tianxiu Garden, Haidian District, Beijing, China, 100016. The address of the principal business and principal office of each of Bison Global, Shangtai and Huatai is 609-610 21st Century Tower, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, China, 100016.

(c) Bison Capital is an alternative investment firm, focusing on investment opportunities in the media and entertainment, financial service and healthcare industries. Bison Capital generally invests in the media and entertainment sectors through its wholly owned subsidiary, BEMG. BEI is a special purpose vehicle created for the investment in the Issuer. Each of Bison Global, Shangtai and Huatai is a limited partnership registered in the Cayman Islands as a segregated portfolio company and managed by BFGL for the investment purpose. Mr. Xu is a director of BEI, BEMG, Bison Capital, and the Issuer.

SCHEDULE 13D

CUSIP No. 172406209

(d) During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons) and the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons) and the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) BEI is a British Virgin Islands company. Each of BEMG, Bison Capital, Bison Global, Shangtai and Huatai is incorporated under Cayman Islands law. Mr. Xu is a citizen of P.R. China. Ms. Jiang is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following at the end of that Section:

On October 8, 2018, the Company issued a subordinated convertible note (the “MingTai Note”) to MingTai pursuant to which the Company borrowed from MingTai $5,000,000. The MingTai Note has a term of one year from issuance, with two one-year extensions available at the option of the Company, and bears interest at 8% per annum. The principal is payable upon maturity, in cash or in shares of the Company’s Common Stock at the Company’s election. The MingTai Note is convertible, in whole or in part from time to time, into shares of Common Stock at the MingTai’s election or at the Company’s election at $1.50 per share, subject to adjustment as set forth in the MingTai Note. On October 9, 2019, the Company exercised its option to extend for an additional year. The new maturity date of the Convertible Note is October 8, 2020.

On July 9, 2019, the Company entered into a common stock purchase agreement with BEMG (the “First SPA”), pursuant to which the Company sold and issued to BEMG a total of 2,000,000 shares of Common Stock, for an aggregate purchase price in cash of $3,000,000 priced at $1.50 per share. The shares are subject to certain transfer restrictions. The source of the purchase was the working capital of BEMG.

On July 12, 2019, the Company and Bison Global, entered into a termination agreement (the “Termination Agreement”) with respect to the term loan agreement dated as of July 20, 2018 between them, pursuant to which the Company had borrowed from Bison Global $10.0 million (the “2018 Loan”). Pursuant to the Termination Agreement, an amount equal to the outstanding principal amount was converted into a convertible note, and as such, the 2018 Loan Agreement was terminated. No early payment penalties were incurred.

On July 12, 2019, the Company issued a subordinated convertible note (the “Bison Note”) to Bison Global pursuant to which the Company borrowed from Bison Global $10.0 million. The Bison Note has a term ending on March 4, 2020, and bears interest at 5% per annum. The principal is payable upon maturity, in cash or in shares of Common Stock at the Company’s election. The Bison Note is convertible, in whole or in part from time to time, into shares of Common Stock at the holder’s election or at the Company’s election at $1.50 per share, subject to adjustment set forth in the Bison Note. The proceeds of the Bison Note were used to repay the 2018 Loan.

On August 2, 2019, the Company entered into a common stock purchase agreement (the “Second SPA”) with BEMG, pursuant to which the Company sold and issued to BEMG a total of 1,900,000 shares of Common Stock, for an aggregate purchase price in cash of $2,850,000 priced at $1.50 per share. The shares are subject to certain transfer restrictions. The source of the purchase was the working capital of BEMG.

On October 24, 2019, BEMG and BEI entered into a share transfer agreement (the “Share Transfer Agreement”), pursuant to which BEMG agreed to transfer 3,900,000 shares of Common Stock acquired pursuant to the First SPA and Second SPA to BEI without consideration.

On April 10, 2020, the Company entered into a stock purchase agreement (the “April Stock Purchase Agreement”) with five (5) shareholders of Starrise—Bison Global, Huatai, Antai Investment LP, Mingtai and Shangtai, to buy an aggregate of 223,380,000 outstanding Starrise ordinary shares from them and for the Company to issue to them an aggregate of 29,855,081 shares of its Class A common stock in consideration therefor (the “April Share Acquisition”). The April Stock Purchase Agreement contains certain conditions to closing, including that the Company obtain approval of its stockholders, applicable lenders, and regulatory authorities, as applicable, and representations and warranties and covenants as are customary for transactions of this type. On April 15, 2020, the April Share Acquisition was consummated.

On April 15, 2020, the Company executed a letter amendment (the “Letter Amendment”) to the Bison Note. Among other things, the Letter Amendment amended the Bison Note, effective as of March 4, 2020, to change the maturity date of the note to March 4, 2021.

SCHEDULE 13D

CUSIP No. 172406209

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to incorporate by reference the information regarding the April Stock Purchase Agreement, the Letter Amendment and the extension of Mingtai Note as set forth in Item 3 above. Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Applicable percentage of ownership is based on 92,059,404 shares of Class A Common Stock outstanding as of April 15, 2020 together with all applicable options, warrants and other securities convertible into shares of our Class A Common Stock for such stockholder, as reported by the Issuer in a current report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2020. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of Class A Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after April 15, 2020 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares of Class A Common Stock shown.

(i)	BEI owns or may be deemed to beneficially own 23,566,667 shares of Class A Common Stock, representing approximately 25.60% of the issued and outstanding common stock of the Company.
(ii)	Shangtai owns or may be deemed to beneficially own 7,266,367 shares of Class A Common Stock, representing approximately 7.89% of the issued and outstanding common stock of the Company.
(iii)	Each of BEMG, Bison Capital and Ms. Fengyun Jiang owns or may be deemed to beneficially own 24,966,667 shares of Class A Common Stock, representing approximately 26.71% of the issued and outstanding common stock of the Company.
(iv)	Huatai owns or may be deemed to beneficially own 4,793,546 shares of Class A Common Stock, representing approximately 5.21% of the issued and outstanding common stock of the Company.
(v)	Mingtai owns or may be deemed to beneficially own 9,005,772 shares of Class A Common Stock, representing approximately 9.44% of the issued and outstanding common stock of the Company.
(vi)	Bison Global owns or may be deemed to beneficially own 14,890,781 shares of Class A Common Stock, representing approximately 15.08% of the issued and outstanding common stock of the Company.
(vii)	Mr. Peixin Xu owns or may be deemed to beneficially own 64,821,747 shares of Class A Common Stock, representing approximately 62.73% of the issued and outstanding common stock of the Company.

(b) Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(i)	BEI has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 23,566,667 shares of Class A Common Stock.
(ii)	Shangtai has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 7,2667,367 shares of Class A Common Stock.
(iii)	Each of BEMG and Bison Capital has the sole power to vote or to direct the vote and sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 24,966,667 shares of Class A Common Stock beneficially owned by each of them.

SCHEDULE 13D

CUSIP No. 172406209

(iv)	Ms. Fengyun Jiang, as the designated holder of such shares by Mr. Peixin Xu, has shared power with Mr. Xu to vote or to direct the vote and shared power with Mr. Xu to dispose or direct the disposition of 24,966,667 shares of Class A Common Stock beneficially owned by him.
(v)	Huatai has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 4,793,546 shares of Class A Common Stock.
(vi)	Mingtai has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 9,005,772 shares of Class A Common Stock.
(vii)	Bison Global has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 14,890,781 shares of Class A Common Stock.
(viii)	Mr. Peixin Xu, as the spouse of Ms. Jiang, has shared with Ms. Xu to vote or to direct the vote and shared power with Ms. Jiang to dispose or director the disposition of 24,966,667 shares of Class A Common Stock, Mr. Xu, as the controlling shareholder of BFGL, which owns 100% equity interest of each of MingTai, Bison Global, Huatai, Antai Investment LP and Shangtai, is deemed to have shared voting and disposition rights of 64,821,748 shares of Class A Common Stock in aggregate. Mr. Peixin has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 74,712 shares of Class A Common Stock beneficially owned by him.

(c) Other than as described herein, none of the Reporting Persons has effected any transaction in Class A Common Stock during the 60 days preceding the date of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the section:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.15 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

SCHEDULE 13D

CUSIP No. 172406209

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
99.7	MingTai Note dated as of October 9, 2018 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 12, 2018)
99.8	Stock Purchase Agreement dated as of July 9, 2019 between Cinedigm Corp. and Bison Entertainment and Media Group (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 15, 2019).
99.9	Bison Note dated as of July 12, 2019 ((incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 15, 2019)
99.10	Loan Termination Agreement dated as of July 12, 2019 between Cinedigm Corp. and Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 15, 2019)
99.11	Stock Purchase Agreement dated as of August 2, 2019 between Cinedigm Corp. and Bison Entertainment and Media Group (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 9, 2019).
99.12*	Share Transfer Agreement, dated as of August 24, 2019, by and between the Bison Entertainment and Media Group and Bison Entertainment Investment Limited.
99.13	Stock Purchase Agreement dated as of April 10, 2020 among Cinedigam Corp., Bison Global Investment SPC - Bison Global No. 1 SP, Huatai Investment LP, Antai Investment LP, Mingtai Investment LP and Shangtai Asset Management LP. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 16, 2020)
99.14	Letter Amendment dated April 15, 2020 by and between Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1 SP and Cinedigm Corp. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 16, 2020)
99.15	Joint Filing Agreement dated May 20, 2020.

*	Filed previously

SCHEDULE 13D

CUSIP No. 172406209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2020

Bison Entertainment Investment Limited		Bison Entertainment and Media Group

By:	/s/ Peixin Xu	By:	/s/ Peixin Xu
Name:	Peixin Xu	Name:	Peixin Xu
Title:	President and Director	Title:	Director

Bison Capital Holding Company Limited		MingTai Investment LP

By:	/s/ Peixin Xu	By:	/s/ Yu-An Chen
Name:	Peixin Xu	Name:	Yu-An Chen
Title:	Director	Title:	Director

Bison Global Investment SPC

By:	/s/ Yu-An Chen	/s/ Peixin Xu
Name:	Yu-An Chen	Peixin Xu
Title:	Director

/s/ Fengyun Jiang
Fengyun Jiang*

Huatai Investment LP		Shangtai Assset Management LP

By:	/s/ Yu-An Chen	By:	/s/ Yu-An Chen
Name:	Yu-An Chen	Name:	Yu-An Chen
Title:	Director	Title:	Director

*	The Reporting Person disclaims beneficial ownership of the Class A Common Stock except to the extent of her pecuniary interest therein.